EXHIBIT 6.1

Invesco Capital Markets, Inc.

Appointments

Board Positions
Name	Position
Geyer, William S.	Director
Hartigan, Brian Christopher	Director

Officers
Name	Position
Baker, Tara Jones	Vice President, Business Operations and Quality Assurance
Erickson, Alan E.	Vice President, Equity Portfolio Management and Research
Falduto, Craig S.	Executive Director, Investment Research
Geyer, William S.	Co-President
Co-Chief Executive Officer
Gregson, Mark W.	Chief Financial Officer, Controller & Financial and Operations Principal
Hancock, Trisha B.	Chief Compliance Officer
Hartigan, Brian Christopher	Co-President
Co-Chief Executive Officer
Heite, Steven M.	Vice President
Henkel, Adam	Assistant Secretary
Michalak, Dan	Executive Director
Reitmann, Rudolf E.	Vice President
Reyna, Rene R.	Vice President
Ringold, Melanie	Secretary
Sauerborn, Thomas J.	Vice President, Operations
Veazey, Kellie K.	Vice President
Wisdom, Crissie	Anti-Money Laundering Compliance Officer